[BRENDAN TECHNOLOGIES, INC. LETTERHEAD]

May 9, 2008

Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Attention: Ms. LaTonya Reynolds, Mail Stop 4561

Re:	Brendan Technologies, Inc. Registration Statement on Form S-1 Registration No. 333-147638

Dear Ms. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Brendan Technologies, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on May 9, 2008, or as soon thereafter as practicable, subject to prior telephonic confirmation. The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement. In addition, we are supplementing our previous correspondence of May 6, 2008 to include the following:

We further acknowledge that:

•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

BRENDAN TECHNOLOGIES, INC.

By:	/S/ LOWELL W. GIFFHORN
Lowell W. Giffhorn, Chief Financial Officer